RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

10th January, 2007

07020315

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 31st December, 2006

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, the 18th January, 2007, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended 31st December, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

PROCESSED
JAN 1 7 2007
THOMSON
FINANCIAL

dlw 1/16

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

9th January 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st December 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st December 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

RECEIVED

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | **Quarter ended: 31st December 2006**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares: As a percentage of (A+B)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.67	0.66
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	24	596763453	596741550	45.40	44.43
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**35**	**605608542**	**605586539**	**46.07**	**45.09**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**35**	**605608542**	**605586539**	**46.07**	**45.09**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	167	14519935	14030765	1.10	1.08
(b)	Financial Institutions/Banks	409	2229068	2104058	0.17	0.17
(c)	Central Government/State Governments	59	1072175	56256	0.08	0.08
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	16	73365776	73354682	5.58	5.46
(f)	Foreign Institutional Investors	370	64420008	64293909	4.90	4.80
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1021**	**155606962**	**153839670**	**11.84**	**11.59**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8899	101422500	98837043	7.72	7.55
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2056425	369159438	311208808	28.09	27.49
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	901	59075913	57277951	4.49	4.40
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	16817	23523897	18707151	1.79	1.75
2	Pending Confirmation*	0	12808	0	0.00	0.00
	Sub -Total (B)(2)	**2083042**	**553194556**	**486030953**	**42.09**	**41.19**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2084063**	**708801518**	**639870623**	**53.93**	**52.77**
	TOTAL (A) +(B)	**2084098**	**1314410060**	**1245457162**	**100.00**	**97.86**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**28720362**	**28720362**	**0.00**	**2.14**
	GRAND TOTAL (A)+(B)+(C)	**2084099**	**1343130422**	**1274177524**	**100.00**	**100.00**

*** Physical shares pending for demat confirmation**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	39 08 68 419	29.10
2	BHAVAN MERCANTILE PRIVATE LIMITED	17 73 72 835	13.21
3	RELIANCE CAPITAL LIMITED	1 64 93 158	1.23
4	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD.	1 15 29 001	0.86
5	KOKILA D. AMBANI	36 65 227	0.27
6	ANIL D AMBANI	18 59 171	0.14
7	JAIANSHUL A. AMBANI	100	0.00
8	JAIANMOL A. AMBANI	16 69 759	0.12
9	TINA A AMBANI	16 50 832	0.12
10	SONATA INVESTMENTS LIMITED	5 00 000	0.04
11	HANSDHWANI TRADING COMPANY PVT LTD	40	0.00
	TOTAL	**60 56 08 542**	**45.09**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	59471480	4.43
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	28720362	2.14
3	RELIANCE CAPITAL TRUSTEE CO. LTD. A/C RELIANCE DIVERSIFIED POWER SECTOR FUND	14000000	1.04
	TOTAL	**102191842**	7.61

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	120000000	8.93
	TOTAL	120000000	8.93

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	14360181	28720362	2.14
	TOTAL		28720362	2.14

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank as depositary for GDR holders *	GDR	28720362	2.14
	TOTAL		28720362	2.14

* The details of individual GDR holder is not available